Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Year Ended December 31,
	2002	2001	2000	1999	1998

Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$59,131	$60,357	$60,805	$68,226	$68,685
Amoritzation of interest capitalized	1,500	1,300	1,100	900	700
Interest capitalized	(8,064)	(10,608)	(9,553)	(8,664)	(3,727)
Distributed income of equity investees	5,420	2,746	4,062	8,678	854
Fixed charges	85,838	92,199	91,505	75,563	56,748

Total earnings	$143,825	$145,994	$147,919	$144,703	$123,260

Fixed Charges:
Interest expense	$65,265	$71,397	$71,855	$57,211	$52,063
Capitalized interest	8,064	10,608	9,553	8,664	3,727
Debt costs amortization	3,636	1,321	1,224	2,100	958
Distributions to Series B preferred unitholders	8,873	8,873	8,873	7,588	0

Total Fixed Charges	$85,838	$92,199	$91,505	$75,563	$56,748

Distributions to Series A, Series C and Series D preferred shareholders	$15,565	$13,407	$10,940	$10,943	$10,938

Combined Fixed Charges and Preferred Share Distributions	$101,403	$105,606	$102,445	$86,506	$67,686

Ratio of Earnings to Fixed Charges	1.7	1.6	1.6	1.9	2.2

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.4	1.4	1.4	1.7	1.8